Exhibit (a)15

CONTACTS:
For AnorMED Kenneth Galbraith (investors) (604) 889-5320	For Genzyme Sally Curley (investors) (617) 768-6140
Karen Cook Boas (media) (604) 742-4252	Dan Quinn (media) (617) 768-6849

For Immediate Release
Nov. 7, 2006

Genzyme and AnorMED Announce Completion
of Hart-Scott-Rodino Review

        CAMBRIDGE, Mass. and VANCOUVER, B.C. — Genzyme Corporation (Nasdaq: GENZ) and AnorMED Inc. (Nasdaq: ANOR; TSX: AOM) announced today the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Genzyme's tender offer to acquire the outstanding shares of AnorMED.

        Genzyme and AnorMED announced on October 17, 2006 that they had entered into a support agreement pursuant to which Genzyme expects to acquire AnorMED in an all cash transaction valued at $13.50 per outstanding share, or approximately $580 million. Genzyme's offer is set to expire today at 8:00 a.m. Vancouver time.

About Genzyme

        One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme's founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,500 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the "100 Best Companies to Work for" in the United States.

        With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

Important Information Regarding the Tender Offer

        Investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the "SEC") from time to time, including the tender offer statement filed on September 1, 2006, as amended, regarding the tender offer by Genzyme's wholly owned subsidiary, Dematal Corp., for all of the outstanding common shares of AnorMED. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Genzyme or Dematal with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Genzyme or Dematal may be obtained free of charge from Genzyme by directing a request to Sally Curley at (617)768-6140.

        Genzyme® is a registered trademark of Genzyme Corporation. All rights reserved.

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        Genzyme's press releases and other company information are available at www.genzyme.com and by calling Genzyme's investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.